Exhibit 99.67

American Lithium validates Sulfate of Potash as a strategic by-product of future lithium production at Falchani

VANCOUVER, BRITISH COLUMBIA, June 27, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce the successful precipitation of high purity, fertilizer-quality potassium sulfate (“SOP”-sulfate of potash) by-product from the Company’s Falchani Project. Testing confirms that in addition to producing high quality lithium compounds, SOP can be produced to potentially supply Peru with its domestic needs. Testing was completed at Australian Nuclear Science and Technology Organization (“ANSTO”) Minerals Business Unit laboratories in Sydney, Australia. The SOP produced by ANSTO from Falchani mineralization is 45% potassium (“K”) and 20% sulfur (“S”) and falls within the specification parameters of SOP marketed by various producers and traders of K-based fertilizers.

Highlights:

•	ANSTO’s work to date validates the ability to produce high quality SOP at Falchani, while continuing to refine flowsheet options and realizing the lithium and by-product value contained within the deposit.

•	As part of the SOP production validation test work, the cesium and rubidium extracted in the upfront acid leach have been separated from lithium and work is on-going to realize the significance of these two critical elements.

•	Once all by-products are validated, ANSTO will optimize the Falchani flow sheet to maximize the precipitation of lithium carbonate while enabling significant by product production.

•	The existing Falchani PEA will be updated for these by-products and associated revenue implications.

•	Recent shortages of fertilizers in Peru, with imports of SOP rising to over 60,000 tonnes per year, highlight the strategic importance of developing significant domestic sources of supply.

Dr. Laurence Stefan, COO of American Lithium states, “the strategic importance of the ability to produce significant amounts of SOP from Falchani cannot be overstated. This by-product will not only provide an additional potential revenue stream at Falchani, but more importantly will also provide a major source of domestic SOP for Peru with the potential to largely reduce the country’s dependence on imported overseas fertilizers. Falchani has the potential to ultimately make Peru self-sufficient for the SOP fertilizers required to produce the high-value crops, fruit and vegetables that are major exports for Peru. At the same time, the Company continues to refine its flowsheet to maximize its ability to extract Cesium and Rubidium, also critical minerals and potential by-products to further enhance the Falchani project.”

The current test work program at ANSTO builds on previous programs which have demonstrated the ability to produce battery grade lithium carbonate from the Falchani mineralization. This latest program has pursued to modify the baseline flowsheet to allow the recovery of SOP, and cesium and rubidium by-products.

The definition of the SOP, and cesium and rubidium recovery circuits has been performed with a ~20 kg sample of representative / bulk Falchani feed material. In the baseline flowsheet for Falchani, potassium alum is crystallized from the resultant pregnant leach solution (PLS). This potassium alum is the feed material for the SOP, and cesium and rubidium recovery circuits and does not impact the downstream purification and lithium carbonate precipitation circuits.

Table 1 - ANSTO Minerals Table of Analyses for Basic and Refined SOP
Element	Basic K product (wt%) (1st pass SOP)	Refined K product (wt%) (2nd pass SOP)
Al	0.04	<0.01
Ca	<0.01	<0.01
Fe	<0.01	<0.01
Li	<0.01	<0.01
Na	<0.04	<0.01
Ni	<0.01	<0.01
P	<0.01	<0.01
S	20	20
Si	<0.05	<0.05
Zn	<0.01	<0.01

K	45	45
Rb	0.62	0.16
Cs	<0.01	<0.01

Rb/K (%)	1.4	0.35
Cs/K (%)	<0.02	<0.02
Cs/Rb (%)	<1.7	<6.5

About Peru SOP requirements & Falchani Potential

Peru imports the entire amount of SOP needed for its agricultural sector, mainly for high-value crops that play a very important role in the balance of Peruvian agricultural exports. The fertilizer crisis generated by the war in Ukraine has exacerbated shortages in the fertilizer market, its transport, distribution and increased fertilizer prices to unprecedented levels and is linked to accelerating the sharp price increase of fruit, vegetables, livestock feed etc., in the country. The large amounts of SOP that American Lithium could potentially produce from Falchani could cover the SOP needs of Peru when compared with pre-pandemic requirements, with the possibility of Peru becoming a net fertilizer exporter at full capacity.

Qualified Person

Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

Completion of Acquisition of Highly Prospective concessions near Falchani in Southern Peru

The Company has also completed its recently announced acquisition of additional highly prospective concessions (14,243 hectares) in Southern Peru near to its existing Projects. In consideration for the additional concessions, the Company has paid US$400,000 and issued 2,250,000 common shares to an arms-length vendor. The shares issued are subject to restrictions on resale until October 22, 2022 in accordance with applicable securities laws.

About ANSTO Minerals

ANSTO Minerals is an international mining consultancy group located in Sydney, Australia, with an experienced team of 60+ engineers, metallurgists, chemists, and scientists who have been providing consulting services and process development services to the mining and minerals processing industries for well over 35 years. ANSTO Minerals has world-leading expertise in uranium ore processing, rare earth processing, zirconium/niobium/hafnium processing, base metals processing, lithium processing (brines and hardrock), and radioactivity control and management.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.